Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 1, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 30, 2009, as supplemented by supplement no. 4 dated June 15, 2009, supplement no. 5 dated August 14, 2009 and supplement no. 6 dated August 25, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of three office buildings containing 570,038 rentable square feet in Fairfax, Virginia.

Willow Oaks Corporate Center

On August 26, 2009, we, through an indirect wholly owned subsidiary, KBSII Willow Oaks, LLC, purchased three office buildings containing 570,038 rentable square feet (the “Willow Oaks Corporate Center”) from Cognac Willow Oaks, LLC, which is not affiliated with us or our advisor. The Willow Oaks Corporate Center is located at 8260, 8270 and 8280 Willow Oaks Corporate Drive in Fairfax, Virginia on approximately 11.4 acres of land.

The purchase price of the Willow Oaks Corporate Center was approximately $112.2 million plus closing costs. We funded the acquisition of the Willow Oaks Corporate Center with proceeds from this offering, but may later place mortgage debt on the property.

The Willow Oaks Corporate Center consists of three office buildings that were built in 1986, 1989 and 2003, respectively. Currently, the Willow Oaks Corporate Center is 94% leased to 14 tenants. The current aggregate annual effective base rent for the tenants of the Willow Oaks Corporate Center is approximately $14.2 million and the current weighted-average remaining lease term for the tenants is approximately 5.5 years. The current weighted-average rental rate over the lease term is $30.23 per square foot.

Currently, the Willow Oaks Corporate Center has two tenants that individually occupy more than 10% of the total rentable square feet of the property. Both tenants provide IT services and business solutions to the government as well as the private sector. Together, these two tenants occupy approximately 40% of total rentable square feet and the average rental rate over the lease terms is $29.50 per square foot. One of the tenants has two leases: one lease expires on June 30, 2010 (25,158 square feet) with no extension option and the other lease expires on March 31, 2013 (73,244 square feet) with a single option to extend the term by three years. The second tenant has multiple leases in two buildings, all of which expire on July 31, 2015 with options to extend the terms by five years and with respect to one building, the tenant has two five-year extension options. This tenant has the one-time option to terminate a single floor of one of the buildings or all of its space in that building (up to 106,828 square feet) as of July 2012, subject to a termination fee.

We do not intend to make significant renovations or improvements to the Willow Oaks Corporate Center. Our management believes that the Willow Oaks Corporate Center is adequately insured.

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